UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2017

Commission File Number 1-34694

VEON Ltd.

(formerly VimpelCom Ltd.)

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Information contained in this report

The information set forth in this Form 6-K is hereby incorporated by reference into the registration statements filed with the Securities and Exchange Commission by the registrant on Form F-3 (Registration Nos. 333-213905 and 333-196223) and the offer to purchase by VimpelCom Holdings B.V. dated May 30, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)
Date: June 9, 2017
	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

VEON announces its Annual General Meeting of Shareholders on 24 July 2017

Nomination of two new Supervisory Board directors

Amsterdam, 9 June 2017 - VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a leading global provider of telecommunications and digital services headquartered in Amsterdam and serving more than 235 million customers, announces that its Supervisory Board agreed to hold its Annual General Meeting of Shareholders on 24 July 2017. The record date for the 2017 Annual General Meeting has been set for 9 June 2017.

The agenda for the 2017 Annual General Meeting is as follows:

1.	Shareholders to receive audited financial statements for the financial year that ended on 31 December 2016;

2.	Increasing the size of the Supervisory Board to consist of eleven directors;

3.	Proposal of individual directors for election to the Supervisory Board; and

4.	Re-appointment of PwC as the Company’s external auditor.

The candidates put forward for election to the Supervisory Board include each of the nine existing directors currently serving on the Supervisory Board, as well as two new directors, Ursula Burns and Guy Laurence.

Ursula Burns, a US citizen, brings extensive international experience to the role having served as Chairman and Chief Executive Officer of Xerox Corporation (2009 – 2016). During her tenure as CEO, she helped the company transform from a global leader in document technology to the world’s most diversified business services company serving enterprises and governments of all sizes. Most recently in 2016, she led Xerox through a successful separation into two independent, publicly traded companies. Ursula also regularly appears on Fortune’s and Forbes’ list of the world’s most powerful women, and is a board director of American Express, Exxon Mobil, Nestlé and Datto. US President Barack Obama appointed Ursula to help lead the White House national program on Science, Technology, Engineering and Math (STEM) from 2009-2016, and she served as chair of the President’s Export Council from 2015-2016 after service as vice chair from 2010-2015.

Guy Laurence brings more than 30 years of global experience in telecommunications, media and pay television. He was previously CEO at Rogers, a CDN$14bn telecoms and media group in Canada, and prior to that he worked at Vodafone for thirteen years holding several senior positions including CEO of Vodafone UK, operating in one of the most competitive and mature communications markets in the world, and CEO of Vodafone Netherlands. In addition to his deep experience in telecom and entertainment, Guy is often credited for his digital transformation skills.

Further details on the agenda, the slate of nominees to the Supervisory Board and procedural matters related to the 2017 Annual General Meeting will be made available through an official notice to be distributed by VEON to its shareholders prior to the meeting.

Commenting on the appointments, Alexey Reznikovich, Chairman of VEON’s Supervisory Board, said: “We are delighted with the nominations to join the VEON Supervisory Board.

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Ursula Burns has a highly impressive background in leading successful business transformations and working with some of the most high profile US blue-chip companies. She will bring substantial expertise as VEON becomes an increasingly international company. Guy Laurence brings significant global telecom and media experience through his time at Rogers and Vodafone. Both appointments also signify VEON’s continued commitment to enhancing the company’s corporate governance.”

About VEON

VEON, a NASDAQ and Euronext Amsterdam-listed global provider of telecommunications and digital services, formerly known as VimpelCom, aspires to lead the personal internet revolution for more than 235 million customers it serves today, and many others in the years to come. Follow us on Twitter @veondigital, visit our blog @blog.veon.com or go to our website @http://www.veon.com.

Disclaimer

VEON considers portions of this press release to be forward-looking statements. Forward-looking statements can be identified by the use of words such as “may”, “will”, “plan”, “should”, “expect”, “anticipate”, “estimate”, “aspire”, “continue” or comparable terminology. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. Although VEON believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions at the time made, VEON can give no assurance that such expectations will be achieved. Future events and actual results, financial and otherwise, may differ materially from the results discussed in the forward-looking statements as a result of risks and uncertainties.

The forward-looking statements contained in this press release speak only as of the date hereof. VEON does not undertake to publicly update, except as required by US federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events.

This press release contains inside information as defined in Regulation (EU) No 596/2014.

Contact Information

Investor Relations Bart Morselt ir@veon.com	Media and Public Relations Maria Piskunenko pr@veon.com

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